Northrim BanCorp, Inc.
3111 C Street
Anchorage, Alaska

March 9, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Aisha Adegbuyi, Attorney Advisor

Re:	Northrim BanCorp, Inc. Registration Statement on Form S-4 Filed February 13, 2026 File No. 333-293454 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Northrim BanCorp, Inc., an Alaska corporation (the “Registrant”), hereby requests acceleration by the U.S. Securities and Exchange Commission of the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective under the Securities Act as of  4:00 p.m., Eastern Standard Time, on Wednesday, March 11, 2026, or as soon thereafter as practicable.

Please contact Beth A. Whitaker of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (214) 468-3575 with any questions or comments.  In addition, please notify Mrs. Whitaker via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

NORTHRIM BANCORP, INC.

By:	/s/ Jed W. Ballard
Name:	Jed W. Ballard
Title:	Executive Vice President and Chief Financial Officer

cc:	Beth A. Whitaker, Hunton Andrews Kurth LLP